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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                      VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                         952-313-10-8
                        (CUSIP Number)

                       Charles V. Quinn
                    Dillon, Bitar & Luther
                       53 Maple Avenue
                     Morristown, NJ 07963
                       (973) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                        July 21, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]






















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                           SCHEDULE 13D

CUSIP No.   952-313-10-8

1.   NAME OF REPORTING PERSON            Elliot G. Eisenberg

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New Jersey
__________________
                  |    7.   SOLE VOTING POWER           1,673,192
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER      1,673,192
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   1,673,192

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.4%


14.  TYPE OF REPORTING PERSON                                IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

         This Amendment No. 1 to Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, Michigan 49686, telephone number (616) 946-5868. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.   Identity and Background.

          (a)     Elliot G. Eisenberg

          (b)     c/o Versus Technology, Inc.
                  2600 Miller Creek Road
                  Traverse City, Michigan 49686

          (c)     Director,
                  Director of Corporate Accounts, Versus Technology, Inc.
                    at the same address
          (d)     No

          (e)     No

          (f)     United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were expended. Warrants to purchase Common Stock for $.20 per share and warrants to purchase Common Stock for $.50 per share were acquired from BDS Holdings, L.L.C. as part of an allocation to its members, including Mr. Eisenberg. Mr. Eisenberg received 28,504 warrants to purchase Common Stock at $0.20 per share and 28,960 warrants to purchase Common Stock at $.50 per share in such allocation.

Item 4.   Purpose of Transaction.

          The warrants were acquired as part of an allocation to the members of BDS Holdings, L.L.C. and are currently being held for investment.

          Mr. Eisenberg reserves the right to exercise or sell the warrants or the underlying shares issuable upon exercise or and/or to sell or purchase shares of the Common Stock, as market conditions appear favorable, but he has no present plan to do so.

          Mr. Eisenberg has no plan or proposals which relate to the actions by the Issuer set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.
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Item 5.   Interest in Securities of the Issuer.

          As of the date of this Schedule 13D, Mr. Eisenberg and his wife hold in the aggregate 1,515,728 shares of the Issuer's Common Stock together with: warrants to purchase 100,000 shares at $.50 a share, expiring June 30, 2000; warrants to purchase 28,504 shares at $.20 a share, expiring September 28, 2000; and warrants to purchase 28,960 shares at $.50 a share, expiring August 25, 2001 for a total beneficial ownership of 1,673,192 shares of the Issuer's Common Stock or 4.4% of the 38,314,613 shares outstanding on a fully diluted basis.

         Mr. Eisenberg has had no transaction in the securities of the Issuer in the last sixty (60) days except for the transaction disclosed in
Item 3.

         On August 26, 1996, as a result of the net issuance of an aggregate of approximately 18,000,000 shares by the Issuer pursuant to a private placement and the merger of a wholly-owned subsidiary with Olmsted Engineering Co., Mr. Eisenberg ceased to be the owner of more than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Materials To Be Filed As Exhibits.

         None.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                   ELLIOT G. EISENBERG
Dated: August 26, 1997             _________________________
                                   Elliot G. Eisenberg